SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 4)*

RCS Capital Corporation
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

74937W102
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,921,302 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,921,302 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,921,302 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 8,395,661 Shares and 2,183,216 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 1,039,780 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,183,692 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,183,692 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,183,692 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 2,219,465 Shares and 576,900 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,359,604 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,359,604 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,359,604 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 10,537,550 Shares and 2,739,090 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

15,359,604 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

15,359,604 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,359,604 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 10,537,550 Shares and 2,739,090 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person, other than the Offshore Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,124,980 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,124,980 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,124,980 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 784,224 Shares and 203,899 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,124,980 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,124,980 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,124,980 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 784,224 Shares and 203,899 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person, other than the Spectrum Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,305,164 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,305,164 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,305,164 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 1,305,164 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands B Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

97,162 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

97,162 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,162 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 97,162 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands C Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

275,535 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

275,535 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

275,535 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 275,535 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands D Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

104,413 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

104,413 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

104,413 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 104,413 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

35,267,439 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

35,267,439 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,267,439 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 21,936,899 Shares and 5,703,105 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 2,717,641 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

36,585,308 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

36,585,308 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,585,308 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 22,782,834 Shares and 5,922,996 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 2,822,054 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

36,585,308 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

36,585,308 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,585,308 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 22,782,834 Shares and 5,922,996 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 2,822,054 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

36,585,308 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

36,585,308 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,585,308 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 22,782,834 Shares and 5,922,996 Shares issuable upon the conversion of Convertible Preferred Stock and the Convertible Notes, respectively, and 2,822,054 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the Ownership Restrictions.  See Item 5(a).

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

A total of approximately $378,942,382 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Separately Managed Account and the Blue Sands Entities and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 66,462,246 Shares outstanding.

As of the close of business on November 19, 2014, the Onshore Fund may be deemed to have beneficially owned 13,921,302 Shares, including 8,395,661 Shares issuable upon the conversion of Convertible Preferred Stock, 2,183,216 Shares issuable upon the conversion of the Convertible Note and 1,039,780 Shares issuable upon exercise of the Put/Call Agreement, the Offshore Master Fund may be deemed to have beneficially owned 15,359,604 Shares, including 10,537,550 Shares issuable upon the conversion of Convertible Preferred Stock and 2,739,090 Shares issuable upon the conversion of the Convertible Note, the Wavefront Fund may be deemed to have beneficially owned 3,183,692 Shares, including 2,219,465 Shares issuable upon the conversion of Convertible Preferred Stock and 576,900 Shares issuable upon the conversion of the Convertible Note, and the Spectrum Master Fund may be deemed to have beneficially owned 1,124,980 Shares, including 784,224 Shares issuable upon the conversion of Convertible Preferred Stock and 203,899 Shares issuable upon the conversion of the Convertible Note, constituting approximately 9.9%, 9.9%, 4.6% and 1.7%, respectively, of the Shares calculated in accordance with the Ownership Restrictions assuming no other Luxor Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 15,359,604 Shares beneficially owned by the Offshore Master Fund, including 10,537,550 Shares issuable upon the conversion of Convertible Preferred Stock and 2,739,090 Shares issuable upon the conversion of the Convertible Note, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions assuming no Luxor Fund, other than the Offshore Master Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

The Spectrum Feeder Fund, as the owner of a controlling interest in the Spectrum Master Fund, may be deemed to beneficially own the 1,124,980 Shares beneficially owned by the Spectrum Master Fund, including 784,224 Shares issuable upon the conversion of Convertible Preferred Stock and 203,899 Shares issuable upon the conversion of the Convertible Note, constituting approximately 1.7% of the Shares outstanding calculated in accordance with the Ownership Restrictions, assuming no Luxor Fund, other than the Spectrum Master Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

As of the close of business on November 19, 2014, Blue Sands, Blue Sands B, Blue Sands C and Blue Sands D may be deemed to have beneficially owned 1,305,164, 97,162, 275,535 and 104,413 Shares, respectively, issuable upon exercise of the Put/Call Agreement, constituting approximately 1.9%, less than 1%, less than 1% and less than 1%, respectively, of the Shares calculated in accordance with the Ownership Restrictions assuming no other Blue Sands entity, Luxor Fund or the Separately Managed Account has converted or exercised any securities owned by it.

The Offshore Master Fund holds an approximately 99% ownership interest in Blue Sands and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands.  The Spectrum Offshore Master Fund holds a 100% ownership interest in Blue Sands B and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands B.  The Wavefront Fund holds a 100% ownership interest in Blue Sands C and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands C.  The Separately Managed Account holds a 100% ownership interest in Blue Sands D and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands D.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Spectrum Master Fund may be deemed to have beneficially owned the 35,267,439 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Spectrum Master Fund, including 21,936,899 Shares issuable upon the conversion of Convertible Preferred Stock, 5,703,105 Shares issuable upon the conversion of the Convertible Note and 2,717,641 Shares issuable upon exercise of the Put/Call Agreement, constituting 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Luxor Capital Group, as the investment manager of the Luxor Funds and the Separately Managed Account, may be deemed to have beneficially owned the 35,267,439 Shares beneficially owned by the Luxor Funds, including 21,936,899 Shares issuable upon the conversion of Convertible Preferred Stock, 5,703,105 Shares issuable upon the conversion of the Convertible Note and 2,717,641 Shares issuable upon exercise of the Put/Call Agreement, and   1,213,456 Shares beneficially owned by the Separately Managed Account, including 845,936 Shares issuable upon the conversion of Convertible Preferred Stock and 219,891 Shares issuable upon the conversion of the Convertible Note, constituting 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 36,585,308 Shares beneficially owned by Luxor Capital Group, including 22,782,834 Shares issuable upon the conversion of Convertible Preferred Stock, 5,922,996 Shares issuable upon the conversion of the Convertible Note and 2,822,054 Shares issuable upon exercise of the Put/Call Agreement, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Mr. Leone, as the managing member of each of Luxor Management and LCG Holdings, may be deemed to have beneficially owned the 36,585,308 Shares owned by Luxor Management, including 22,782,834 Shares issuable upon the conversion of Convertible Preferred Stock, 5,922,996 Shares issuable upon the conversion of the Convertible Note and 2,822,054 Shares issuable upon exercise of the Put/Call Agreement, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the Ownership Restrictions.

Item 5(c) is hereby amended to add the following:

(c)           On November 18, 2014, each of the Onshore Fund, the Offshore Master Fund, the Spectrum Master Fund, the Wavefront Fund and the Separately Managed Account converted 333,740, 416,208, 30,975, 87,664 and 33,413 shares of Convertible Preferred Stock, respectively, into 558,964, 697,085, 51,878, 146,824 and 55,962 Shares, respectively, pursuant to the terms of the Convertible Preferred Stock.

The remaining transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule B attached hereto. All of such transactions were effected in the open market.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	November 20, 2014

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

BLUE SANDS LLC

By:	LCG Holdings, LLC Managing Member

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

BLUE SANDS B INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS C INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS D INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

SCHEDULE B

TRANSACTIONS EFFECTED BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

Class of Security	Amount of Securities Purchased / (Sold)	Price ($)	Date of Purchase / Sale

LUXOR CAPITAL PARTNERS, LP

Common Stock	114,714	10.1014	11/13/2014
Common Stock	106,936	10.1880	11/13/2014
Common Stock	48,550	9.9832	11/13/2014
Common Stock	45,125	10.4059	11/13/2014
Common Stock	29,479	10.0089	11/13/2014
Common Stock	20,200	10.2250	11/13/2014
Common Stock	15,000	10.0000	11/13/2014
Common Stock	14,732	10.1905	11/13/2014
Common Stock	3,900	9.9537	11/13/2014
Common Stock	3,400	9.9034	11/13/2014
Common Stock	200	10.0000	11/13/2014
Common Stock	100	10.2800	11/13/2014
Common Stock	92,969	12.0784	11/14/2014
Common Stock	30,858	11.7278	11/14/2014
Common Stock	30,760	11.8746	11/14/2014
Common Stock	2,941	12.0372	11/14/2014
Common Stock	2,643	12.0700	11/14/2014
Common Stock	1,875	11.5961	11/14/2014
Common Stock	659	11.6487	11/14/2014
Common Stock	167,999	12.0558	11/17/2014
Common Stock	31,584	11.9636	11/17/2014
Common Stock	15,946	12.0250	11/17/2014
Common Stock	5,363	12.1800	11/17/2014
Common Stock	4,914	11.9784	11/17/2014
Common Stock	2,126	11.9113	11/17/2014
Common Stock	1,812	12.1364	11/17/2014
Common Stock	725	12.0333	11/17/2014
Common Stock	585	11.8708	11/17/2014
Common Stock	48	12.1500	11/17/2014
Common Stock	25,000	12.8550	11/18/2014
Common Stock	9,300	12.8498	11/18/2014
Common Stock	500	12.8350	11/18/2014
Common Stock	200	12.8300	11/18/2014
LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

Common Stock	16,106	12.0784	11/14/2014
Common Stock	5,347	11.7278	11/14/2014
Common Stock	5,330	11.8746	11/14/2014
Common Stock	509	12.0372	11/14/2014
Common Stock	457	12.0700	11/14/2014
Common Stock	325	11.5961	11/14/2014
Common Stock	115	11.6487	11/14/2014
Common Stock	179,683	12.0558	11/17/2014
Common Stock	33,780	11.9636	11/17/2014
Common Stock	17,054	12.0250	11/17/2014
Common Stock	5,737	12.1800	11/17/2014
Common Stock	5,256	11.9784	11/17/2014
Common Stock	2,274	11.9113	11/17/2014
Common Stock	1,938	12.1364	11/17/2014
Common Stock	775	12.0333	11/17/2014
Common Stock	625	11.8708	11/17/2014
Common Stock	52	12.1500	11/17/2014
Common Stock	(9,044)	13.1161	11/18/2014
Common Stock	(24,992)	13.1365	11/18/2014

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

Common Stock	(53)	13.1161	11/18/2014
Common Stock	(147)	13.1365	11/18/2014
LUXOR WAVEFRONT, LP

Common Stock	(147)	13.1161	11/18/2014
Common Stock	(405)	13.1365	11/18/2014
LUXOR CAPITAL GROUP, LP (Through Managed Account)

Common Stock	(56)	13.1161	11/18/2014
Common Stock	(156)	13.1365	11/18/2014